# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JETBLUE AIRWAYS CORP, CIK 0001158463
CUSIP: 477143101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 27-01 QUEENS PLAZA NORTH, LONG ISLAND CITY, New York (NY), 11101
Date of event which requires filing of this statement: 08/18/2026
Amends the filing with accession number 0001539497-26-001705
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn COO, Icahn Capital LP, 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 12,528,246; shared voting power 12,528,346; sole dispositive power 12,528,246; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,528,346; sole dispositive power 0; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,528,346; sole dispositive power 0; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,528,346; sole dispositive power 0; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,528,346; sole dispositive power 0; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,528,346; sole dispositive power 0; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,528,346; sole dispositive power 0; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)
- 560 State Street LLC (CIK 0002010618): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 100; shared voting power 100; sole dispositive power 100; shared dispositive power 100; aggregate amount beneficially owned 100 (0.00003% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,528,346; sole dispositive power 0; shared dispositive power 12,528,346; aggregate amount beneficially owned 12,528,346 (3.32% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: JETBLUE AIRWAYS CORP
Address of issuer's principal executive offices: 27-01 QUEENS PLAZA NORTH, LONG ISLAND CITY, New York (NY), 11101
Comment: This Amendment No. 6 amends the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on February 12, 2024, relating to the Reporting Persons' interests in the common stock, $0.01 par value per share (the "Common Stock") of the Issuer (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 20, 2026, the Reporting Persons may be deemed to beneficially own, in the aggregate, 12,528,346 shares of Common Stock, representing approximately 3.32% of the Issuer's outstanding shares of Common Stock, based on 377,312,181 shares of Common Stock outstanding as of June 30, 2026, as disclosed by the Issuer in its Form 10-Q for the quarter ended June 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Icahn Partners has sole voting and sole dispositive power with regard to 12,528,246 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with regard to such shares of Common Stock. State Street has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 100 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, Icahn Master and Mr. Icahn, by virtue of their relationships to State Street, has shared voting power and shared dispositive power with regard to such shares of Common Stock.
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth all transactions with respect to the shares of Common Stock by any Reporting Person during the past sixty (60) days. Except for the transactions set forth on Schedule A, none of the Reporting Persons have effected any transaction in the shares of Common Stock in the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions reported in this Schedule 13D, as of August 18, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Schedule A (Transactions)

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (08/20/2026)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (08/20/2026)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (08/20/2026)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (08/20/2026)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (08/20/2026)
- IPH GP LLC: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (08/20/2026)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (08/20/2026)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (08/20/2026)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (08/20/2026)
- 560 State Street LLC: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (08/20/2026)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (08/20/2026)